Filed Pursuant to Rule 43

Registration Nos. 333-122925

and 333-122925-01

7.5% ELKS (Equity Linked Notes)

Based Upon the Common Stock of Inco Limited

Final Terms and Conditions

April 19, 2006

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company

Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s / S&P) based upon the Citigroup guarantee.

Currency:	United States Dollar (“USD”).

Underlying Stock:	Inco Limited (NYSE, “N”).

Offering:	7.5% Equity Linked Securities Based Upon the Common Shares of Inco Limited (the “ELKS”).

Issue Size:	176,829 ELKS (Principal Amount of USD 10,000,033.61).

Trade Date:	April 19, 2006.

Issue Date:	April 26, 2006.

Valuation Date:	April 19, 2007.

Maturity Date:	April 26, 2007.

Offering Price:	USD 56.552 per ELKS.

Coupon:	7.5% per annum. Coupons will be paid quarterly on the 26th day of each January, April, July and October, beginning on July 26, 2006 and ending on the Maturity Date.

Initial Share Price:	USD 56.552 (or 100%).

Cap Price:	USD 67.86, which represents approximately 120.00% of the Initial Share Price.

Final Share Price:	The closing price of the Underlying Stock on the Valuation Date.

Payment at Maturity:

For each note of USD 56.552:

a)      If the Final Share Price is less than or equal to the Cap Price then a number of shares of the Underlying Stock for each ELKS equal to the Exchange Ratio, or

b)      If the Final Share Price is greater than the Cap Price then cash in an amount equal to the product of (i) the Exchange Ratio (ii) the Final Share Price, and (iii) a ratio equal to the Cap Price divided by the Final Share Price.

Exchange Ratio:	1.0 share of the Underlying Stock for each ELKS of USD 56.552 principal amount with any fractional shares to be paid in cash.

Business Days:	A day on which commercial banks in New York are open.

Calculation Agent:	Citigroup Global Markets Inc.

Form and Denomination:	Registered Medium-Term Notes in minimum denominations and minimum increments of USD 56.552.

Clearing and Settlement:	DTC.

Listing:	None.

CUSIP:	17308C 48 6.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.